TraxMethod

Profit and Loss
January - December 2021

	TOTAL
Income	
Discounts given	-18,122.58
Reimbursed Expenses	-1,567.90
Sales	70,368.87
Services Income	160,952.85
Total Income	**$211,631.24**
GROSS PROFIT	**$211,631.24**
Expenses	
Advertising & Marketing	0.00
Online Marketing Courses	375.95
Promotional Clothing	551.45
Promotional Items	1,979.75
Website	3,928.98
Total Advertising & Marketing	**6,836.13**
Bank Charges & Fees	175.00
Car & Truck	0.00
Fuel	491.50
Total Car & Truck	**491.50**
Charitable Contributions	400.00
Continuing Education	400.00
Contractors	2,700.00
Dues and Subscriptions	4,002.74
Insurance	0.00
Business Insurance	1,743.22
Health Insurance	587.18
Total Insurance	**2,330.40**
Job Supplies	0.00
Training Materials	7,763.01
Total Job Supplies	**7,763.01**
Legal & Professional Services	0.00
Accountant	2,025.00
Bookkeeping Services	2,340.00
Legal	168.95
Total Legal & Professional Services	**4,533.95**
Meals & Entertainment	707.29
Office Supplies & Software	0.00
Computer Software & Apps	7,615.88
Freight & Shipping	34.40
Office Supplies	1,888.54
Total Office Supplies & Software	**9,538.82**

TraxMethod

Profit and Loss
January - December 2021

	TOTAL
Promotional Meals	2,076.27
Rent & Lease	421.09
Salaries and Wages	0.00
Payroll Expenses - Fees	238.50
Payroll Taxes	2,754.00
Payroll Wages	36,000.00
Total Salaries and Wages	**38,992.50**
Taxes & Licenses	0.00
Business Taxes & Licenses	4,182.69
Taxes - Income Taxes	160.13
Total Taxes & Licenses	**4,342.82**
Travel	0.00
Air Travel	2,859.41
Hotel	3,751.27
Parking	245.58
Rental Car	1,636.74
Ride-Share Programs	2,576.56
Travel Meals	2,188.78
Total Travel	**13,258.34**
Utilities	0.00
Cell Phone	2,220.50
Internet services	600.00
Total Utilities	**2,820.50**
Total Expenses	**$101,790.36**
NET OPERATING INCOME	**$109,840.88**
Other Income	
Other Income	0.00
Credit Card Rewards	246.73
Total Other Income	**246.73**
Total Other Income	**$246.73**
NET OTHER INCOME	**$246.73**
NET INCOME	**$110,087.61**

TraxMethod

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking 6628	24,055.14
Total Bank Accounts	**$24,055.14**
Accounts Receivable	
Accounts Receivable (A/R)	28,896.16
Total Accounts Receivable	**$28,896.16**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$52,951.30**
TOTAL ASSETS	**$52,951.30**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card 0749	24.71
Credit Card 6792	0.00
Credit Card 8017	0.00
Credit Card Rewards - 0749	0.00
Total Credit Cards	**$24.71**
Total Current Liabilities	**$24.71**
Long-Term Liabilities	
SBA Loan	12,000.00
Total Long-Term Liabilities	**$12,000.00**
Total Liabilities	**$12,024.71**
Equity	
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	-70,560.83
Retained Earnings	1,399.81
Net Income	110,087.61
Total Equity	**$40,926.59**
TOTAL LIABILITIES AND EQUITY	**$52,951.30**

TraxMethod

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	110,087.61
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-28,896.16
Credit Card 0749	24.71
Credit Card 6792	0.00
Credit Card 8017	0.00
Credit Card Rewards - 0749	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-28,871.45**
Net cash provided by operating activities	**$81,216.16**
FINANCING ACTIVITIES	
SBA Loan	12,000.00
Opening Balance Equity	-27,098.88
Owner's Pay & Personal Expenses	-26,421.59
Retained Earnings	-44,139.24
Net cash provided by financing activities	**$ -85,659.71**
NET CASH INCREASE FOR PERIOD	**$ -4,443.55**
Cash at beginning of period	28,498.69
CASH AT END OF PERIOD	**$24,055.14**